UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Mitek Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
606710200
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	606710200

1	NAMES OF REPORTING PERSONS Hyonmyong Cho

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		432,431

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		829,747

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		432,431

WITH:	8	SHARED DISPOSITIVE POWER

		829,747

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,262,178

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G
This Schedule 13G is being filed on behalf of Mr. Hyonmyong Cho (the “Principal”), the principal of Greenlaw International Management Company LLC, a Delaware limited liability company (the “Adviser”), relating to the Common Stock, par value $0.001 per share (“Common Stock”) of Mitek Systems, Inc., a Delaware corporation (the “Issuer”).
This Schedule 13G relates to the Common Stock of the Issuer purchased by the Principal through his personal accounts (the “Principal’s Accounts”) and through the accounts of a certain private fund and a managed account (the “Adviser’s Accounts,” and with the Principal’s Accounts, the “Accounts”). The Adviser serves as the investment adviser to the Adviser’s Accounts and may direct the vote and dispose of the 829,747 shares of Common Stock of the Issuer held by the Adviser’s Accounts. As the principal of the Adviser, the Principal may direct the vote and disposition of the 829,747 shares of Common Stock of the Issuer held by the Adviser’s Accounts. In addition, as the holder of the Principal’s Accounts, the Principal may direct the vote and disposition of the 432,431 shares of Common Stock of the Issuer held by the Principal’s Accounts. In total, the Principal may direct the vote and disposition of 1,262,178 shares of Common Stock of the Issuer held by the Accounts.

Item 1(a)	Name of Issuer.

Mitek Systems, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices.

8911 Balboa Ave., Suite B

San Diego, California 92123

Item 2(a)	Name of Person Filing.

Mr. Hyonmyong Cho (the “Principal”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

961 Paseo del Sur

Santa Fe, New Mexico 87501

Item 2(c)	Citizenship or Place of Organization.

The Principal is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e)	CUSIP Number.

606710200

Item 3	Reporting Person.

This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c) of the Securities Exchange Act of 1934.

Item 4	Ownership.
(a)	The Principal is the beneficial owner of 1,262,178 shares of Common Stock of the Issuer.

(b)
The Principal is the beneficial owner of 6.9% of the outstanding shares of Common Stock of the Issuer. This percentage is determined by dividing 1,262,178 by 18,387,603, the number of shares of the Issuer’s Common Stock issued and outstanding as of October 29, 2010, as reported in the Issuer’s most recent Form 10-K filed on November 16, 2010, plus 71,354 of shares related to unexercised warrants.

(c)
As the principal of the Adviser, the Principal has the shared power to direct the vote and disposition of the 829,747 shares of Common Stock of the Issuer held by the Adviser’s Accounts. As the holder of the Principal’s Accounts, the Principal has the sole power to direct the vote and disposition of the 432,431 shares of Common Stock of the Issuer held by the Principal’s Accounts. In total, the Principal may direct the vote and disposition of 1,262,178 shares of Common Stock of the Issuer held by the Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 16, 2011

/s/ Hyonmyong Cho
Hyonmyong Cho